Exhibit (e)(10)
ROBERT DUTCHER
SUPPLEMENTAL EXECUTIVE RETIREMENT
DEFERRED COMPENSATION AGREEMENT
RESTATED AS OF AUGUST 1, 2006
Article 1
The Agreement
     1.1 Establishment. Possis Medical, Inc., established a supplemental compensation agreement for the benefit of Robert Dutcher, the Chief Executive Officer of the Company on the Effective Date. This Agreement is restated as of August 1, 2006. This Agreement shall be known as the Robert Dutcher Supplemental Executive Retirement Agreement.
     1.2 Purpose. The purpose of the Agreement is to retain the senior leadership services of Mr. Robert Dutcher by providing him with the supplemental retirement benefit described herein.
     1.3 Intent. This Agreement is intended to qualify as a nonqualified deferred compensation agreement meeting the requirements set forth in Section 885 of the American Jobs Creation Act of 2004 (“Act”) as codified in Section 409A of the Internal Revenue Code. The Agreement shall be administered and interpreted in a manner consistent with the Act, Section 409A of the Internal Revenue Code, accompanying Treasury Regulations, and Internal Revenue Service pronouncements.
Article 2
Definitions
     2.1 Definitions. Whenever used in the Agreement the following words and phrases shall have the meanings set forth below unless the context plainly requires a different meaning. When the defined meaning is intended, the term is capitalized:
2.1.0 “Agreement” means the Robert Dutcher Supplemental Executive Retirement Deferred Compensation Agreement.
2.1.1 “Annual Service Cost Before Earnings Accrual” (“ASCBEA”) means the amount credited to the Employee’s SERP Account each Fiscal Year to provide the Employee with a Target Benefit at age 65. The ASCBEA is based upon the actuarial factors and actuarial assumptions set forth in Attachment A. ASCBEA is calculated as the amount of level funding necessary to provide the Employee with the Target Benefit described in this Agreement.
2.1.2 “Base Compensation” means the Employee’s base salary as established by the Board each year. Base Compensation shall not include any bonus paid to the Employee nor any credit to or deferral under any nonqualified plan sponsored by the Company. Base Compensation shall not be reduced by any salary reduction contributions (i) to cash or deferred arrangements under Section 401(k) of the Code, or (ii) to a cafeteria plan under Section 125 of the Code.
2.1.3 “Beneficiary” means the individual(s) designated by the Employee under (or otherwise described in) Section 5.2 of the Agreement.

2.1.4 “Board” or “Board of Directors” means the Board of Directors of the Company.
2.1.5 “Change in Control” means either (i) a change in the ownership of the Company, (ii) a change in the effective control of the Company, or (iii) a change in the ownership of a substantial portion of a Company’s assets as these terms are defined and interpreted in IRS Notice 2005-1 and Treasury Regulations.
A “change in the ownership of the Company” occurs on the date that any one person, or more than one person acting as a group, acquires ownership of stock of the Company that, together with stock held by such person or group, constitutes more than 50 percent of the total fair market value or total voting power of the stock of the Company. However, if any one person or more than one person acting as a group, is considered to own more than 50 percent of the total fair market value or total voting power of the stock of the Company, the acquisition of additional stock by the same person or persons is not considered to cause a change in the ownership of the Company (or to cause a change in the effective control of the Company. An increase in the percentage of stock owned by any one person, or persons acting as a group, as a result of a transaction in which the Company acquires its stock in exchange for property will be treated as an acquisition of stock for purposes of this section. This applies only when there is a transfer of stock of a Company (or issuance of stock of a Company) and Company stock.
A “change in the effective control of the Company” occurs on the date that either (i) any one person, or more than one person acting as a group, acquires (or has acquired during the 12-month period ending on the date of the most recent acquisition by such person or persons) ownership of stock of the Company possessing 35 percent or more of the total voting power of the stock of such Company; or (ii) a majority of members of the Company’s board of directors is replaced during any 12-month period by directors whose appointment or election is not endorsed by a majority of the members of the Company’s board of directors prior to the date of the appointment or election.
A “change in the ownership of a substantial portion of a Company’s assets” occurs on the date that any one person, or more than one person acting as a group, acquires (or has acquired during the 12-month period ending on the date of the most recent acquisition by such person or persons) assets from the Company that have a total gross fair market value equal to or more than 40 percent of the total gross fair market value of all of the assets of the Company immediately prior to such acquisition or acquisitions. For this purpose, gross fair market value means the value of the assets of the Company, or the value of the assets being disposed of, determined without regard to any liabilities associated with such assets. There is no Change in Control when there is a transfer of assets to an entity that is controlled by the shareholders of the Company immediately after the transfer. A transfer of assets by a Company is not treated as a change in the ownership of such assets if the assets are transferred to (i) a shareholder of the Company (immediately before the asset transfer) in exchange for or with respect to its stock; (ii) an entity, 50 percent or more of the total value or voting power of which is owned, directly or indirectly, by the Company; (iii) a person, or more than one person acting as a group, that owns, directly or indirectly, 50 percent or more of the total value or voting power of all the outstanding stock of the Company; or (iv) an entity, at least 50 percent of the total value or voting power of which is owned, directly or indirectly, by a person described in paragraph (iii). For purposes of the Plan, a person’s status is determined immediately after the transfer of the assets.
2.1.6 “Code” means the Internal Revenue Code of 1986, as amended. References to a Code section shall be deemed to be to that section, as it now exists and to any successor provision.
2.1.7 “Company” means Possis Medical, Inc.
2.1.8 “Disability” means the Employee is (i) unable to engage in any substantial gainful activity by reason of any medically determinable physical or mental impairment which can be expected to result in death or can be expected to last for a continuous period of not less than 12 months, or (ii) by reason of any medically determinable physical or mental impairment which can be expected to result in death or can be expected to last for a continuous period of not less than 12 months, receiving income replacement benefits for a period of not less than 3 months under an accident and health plan covering employees of the Company.
2.1.9 “Early Retirement Age” means the Employee attaining age 60 while employed with the Company and having a Termination of Employment before age 65.
2.1.10 “Effective Date” means February 1, 2004, the date this Agreement was originally approved by the Board of Directors. The Plan has been restated effective as of August 1, 2006.
2.1.11 “Employee” means Mr. Robert Dutcher.
2.1.12 “Fiscal Year” means the 12-month period ending the 31st day of July each year.
2.1.13 “Investment Committee” means the committee designated by the Board to perform the duties set forth in Article Four.
2.1.14 “Investment Rate” means the rate determined under Section 4.1.2.
2.1.15 “Normal Retirement Age” means the Employee attaining age 65 while still an employee of the Company.
2.1.16 “SERP Account” means the account maintained on the books of the Company for the Employee under Article 4.
2.1.17 “SERP Benefit” means the benefit set forth in Article 5 payable as a Normal Form Annual SERP Benefit as described in Section 5.1.7.
2.1.18 “Target Benefit” means an annual benefit which is equal to one-half (1/2) of the Employee’s Base Compensation at the time benefits become payable under this Agreement.
2.1.19 “Termination of Employment” means the Employee ceasing to be employed by the Company prior to attaining age 65 for any reason whatsoever, whether voluntary or involuntary, including termination through death or Disability. The Employee shall not have a Termination of Employment if the Employee, (i) continues to perform services for the Company at an annual rate that is more than 20% of the annual services rendered, and (ii) earns more than 20% of the average Compensation earned, over the three years preceding such Termination.

     2.2 Gender and Number. Except as otherwise indicated by context, masculine terminology used herein also includes the feminine and neuter, and term used in the singular may also include the plural.
Article 3
Participation
     3.1 In General. The Employee shall be eligible to participate in and receive benefits under this Agreement as of the Effective Date. Except as the Employee shall otherwise indicate in writing within 48 hours of designation as eligible to participate under the Agreement, the Employee shall be deemed to have elected to participate in the Agreement and to the terms set forth therein, including but not limited to, the timing and form of benefits the Employee may be entitled to receive under the Agreement.
     3.2 Participation Conditions. To participate in and receive benefits under this Agreement, the Employee agrees to observe all rules and regulations established by the Company for administering the Agreement and shall abide by all decisions of the Company in the construction and administration of the Agreement.
Article 4
SERP Account
     4.1 Establishment and Crediting of Account. The Company shall establish a SERP Account on its books for the Employee, and shall credit to the Employee’s SERP Account as of the last day of each Fiscal Year an amount equal to the ASCBEA for such Fiscal Year. Crediting to the Employee’s SERP Account shall be determined in a manner consistent with the actuarial factor and assumptions set forth in Attachment A and shall be subject to annual review and approval by the independent auditor appointed by the Company. Crediting of ASCBEA to the Employee’s SERP Account each Fiscal Year shall be done in a manner consistent with the examples set forth in Attachment B.
          4.1.1 Earnings and Loss Crediting to SERP Account. As of the last day of each Fiscal Year, as of the day before benefits become payable under Article 5, and during the period benefits are paid to the Employee or Beneficiary under Article 5, the Investment Committee shall credit bookkeeping earnings or loss on the Employee’s SERP Account balance based on the Investment Rate. The Investment Committee shall provide the Employee with an annual statement of his SERP Account balance and earnings or losses credited thereto during such Fiscal Year. The Employee shall acknowledge receipt of such annual statement in a writing delivered to the Investment Committee.
          4.1.2 Investment Rate Determination. The Investment Rate shall be the actual rate of return achieved by the Investment Committee on investments in funds, assets, or an established index as designated by the Investment Committee pursuant to Company rules and regulations. The Investment Committee will consult with the Employee regarding investments informally used to fund benefits under this Agreement; however, all final investment decisions shall be made by the Investment Committee.
     4.2 Accounting Device Only. The SERP Account shall be utilized solely as a device for the measurement and determination of the amount to be paid to the Employee under this Agreement. The Employee’s SERP Account shall not constitute or be treated as a trust fund of any kind. The SERP benefits payable under this Agreement shall be paid solely from the general assets of the Company.

Article 5
SERP Benefits
     5.1 Entitlement to Benefit. The Employee’s SERP Benefit is the accrued amount in the Employee’s SERP Account to the extent such amounts are distributable under the provisions of this Article 5.
5.1.1 Benefit at Normal Retirement Age. If the Employee attains age 65 before experiencing a Termination of Employment, the Employee shall be entitled to receive the accrued balance in his SERP Account in ten (10) annual payments, beginning in the month after attaining Normal Retirement Age. The Employee’s SERP Benefit shall be payable pursuant to Section 5.1.7. At the Employee’s death, any remaining SERP Benefits payable under this Section 5.1.1 shall be paid to the Beneficiary at the same times and in the same amounts as would have been paid to the Employee but for his death.
5.1.2 Benefit at Early Retirement Age. If the Employee attains age 60 while employed with the Company and experiences a Termination of Employment before attaining Normal Retirement Age, the Employee shall be entitled to receive the accrued balance in his SERP Account as of the date of Termination of Employment, in ten (10) annual payments, beginning in the month after Termination of Employment. The Employee’s Normal Form Annual SERP Benefit shall be payable pursuant to Section 5.1.7. At the Employee’s death, any remaining SERP Benefits payable under this Section 5.1.2 shall be paid to the Beneficiary at the same times and in the same amounts as would have been paid to the Employee but for his death.
5.1.3 Benefit at Death Prior to Early Retirement Age. If the Employee dies before attaining Early Retirement Age, the Company shall pay the Beneficiary the SERP Account balance, calculated as of the date of the Employee’s death. Payments shall be made in a series of ten (10) annual payments commencing within 60 days after the Employee’s death. The Employee’s Normal Form Annual SERP Benefit shall be payable pursuant to Section 5.1.7.
5.1.4 Benefit at Disability Prior to Early Retirement Age. If the Employee becomes Disabled before attaining Early Retirement Age, the Employee shall be entitled to receive his SERP Account valued on the date the Employee’s Disability is established. The balance in the Employee’s SERP Account shall be paid in ten (10) annual installments commencing within 60 days after the determination of the Employee’s Disability. The Employee’s Normal Form Annual SERP Benefit shall be payable pursuant to Section 5.1.7. At the Employee’s death, any remaining SERP Benefits payable under this Section 5.1.4 shall be paid to the Beneficiary at the same times and in the same amounts as would have been paid to the Employee but for his death.
5.1.5 Benefit Payable Upon a Change in Control. Upon a Change in Control, the Employee shall be entitled to receive the SERP Benefit described in Section 5.1.1, calculated as if the Employee had attained Normal Retirement Age on the day prior to the occurrence of a Change in Control.
5.1.6 Benefit at Termination of Employment prior to Early Retirement Age. If Employee experiences a Termination of Employment prior to attaining Early Retirement Age (other than by death, Disability, or a Change in Control) Employee shall not be entitled to receive any SERP benefit under this Agreement.
5.1.7 Calculation of Normal Form Annual SERP Benefit. The Employee’s Normal Form Annual SERP Benefit payable in the first 12 month period shall be the annualized amount required to reduce the Employee’s accrued SERP Account balance to zero at the end of ten years at a six percent (6%) assumed rate of interest. The Employee’s Normal Form Annual SERP Benefit payable in the second 12 month period shall be the annualized amount required to reduce the Employee’s remaining accrued SERP Account balance to zero at the end of nine years at a six percent (6%) assumed rate of interest. In each succeeding 12 month period, the Employee’s Normal Form Annual SERP Benefit shall be the annualized amount required to reduce the Employee’s remaining accrued SERP Account balance to zero at the end of the ten year payout period at a six percent (6%) assumed rate of interest.
5.1.8 Delay in Commencing Payment of Benefits. If the Employee is identified as a “key employee” by the Company as described in Section 409A and accompanying Treasury Regulations and IRS pronouncements, and at the time of identification as a key employee, the Company’s securities are traded on an established securities market, any benefits to be paid under the Agreement shall only commence after a six month waiting period following the Employee’s Termination of Employment. Any payment which is delayed pursuant to this Section 5.1.8 shall be made immediately upon the expiration of such six month waiting period.
     5.2 Beneficiary Designations.The Employee shall designate a Beneficiary by filing a written notice of such designation with the Company. The Employee may revoke or modify the designation at any time by a further written designation. However, no such designation, revocation or modification shall be effective unless executed by the Employee and accepted by the Company during the Employee’s lifetime. The Employee’s Beneficiary designation shall be deemed automatically revoked in the event of (i) the death of the Beneficiary prior to the Employee’s death, or (ii) dissolution of marriage, if the Beneficiary is the Employee’s spouse. If the Employee dies without a valid Beneficiary designation, all payments shall be made to the Employee’s surviving spouse, if any, and if none, to the Employee’s surviving children and the descendants of any deceased child, by right of representation, and if no children or descendants survive, to the Employee’s estate.
     5.3 Facility of Payment. If a benefit is payable to a minor or person declared incompetent or to a person incapable of handling the disposition of his or her property, the Company may pay such benefit to the guardian, legal representative or person having the care or custody of such minor, incompetent person or incapable person. The Company may require proof of incompetence, minority or guardianship, as it may deem appropriate prior to distribution of the benefit. Such distribution shall completely discharge the Company from all liability with respect to such benefit.
     5.4 Death of Beneficiary. If a Beneficiary dies before receiving the payment due to such Beneficiary pursuant to this Agreement, the remaining payments, if any, shall be paid to the Beneficiary’s estate.
Article 6
Forfeiture Provisions
     6.1 Forfeiture. Any SERP Benefit payable or remaining to be paid under this Agreement shall be forfeited by Employee if it is determined that Employee has (i) violated the noncompetition provisions in

Section 6.2 of the Agreement, (ii) violated the nonsolicitation provisions in Section 6.3 of the Agreement, (iii) disclosed confidential proprietary information of the Company in violation of Section 6.4 of the Agreement without the express written consent of the Company, or (iv) committed an act of fraud, dishonesty, or gross negligence in the performance of Employee’s duties which results in Employee’s Termination of Employment.
     6.2 Noncompetition. The Employee shall not “Compete” with the Company except at the request of and for the purposes defined by the Company. “Competing” with the Company means the Employee engages in or become employed in any capacity by, or becomes an officer, employee, director, agent, consultant, contractor, shareholder or partner of, or otherwise holds an interest in any partnership corporation or other entity that competes with or engages in any business related activities of the Company within the geographic locations that the Company conducts its business. Competing with the Company shall not include the Employee owning directly or indirectly less than a one percent (1%) interest in a publicly traded company which competes with the Company.
     6.3 Nonsolicitation. The Employee shall not contact any client or current prospect of the Company nor any employee or independent contractor of the Company, except at the request of, and for the explicit purposes specified by the Company. At the request of Employee, at Termination of Employment the Company shall provide the Employee with a list of clients and prospective clients. Any organization, entity, or entity affiliated with an entity in which the Employee becomes an officer, employee, director, agent, consultant, contractor, shareholder or partner of, or otherwise holds an interest in any partnership corporation or other entity affiliated such entity or organization shall not contact any client or current prospect of the Company as indicated on the list provided to the Employee.
     6.4 Confidential Proprietary Information. The Employee shall not disclose any “Confidential Proprietary Information.” For these purposes, Confidential Proprietary Information means materials, ideas, approaches, systems or similar proprietary information not available in the public domain, the substance and or format of which are unique to the Company. Confidential Information includes computer software, contract forms, catalogs, corporate records, and client-related and prospect-related information, including client and prospect lists, transactions, correspondence, conversations, negotiations, compensation (including salaries, benefits and incentive arrangements), or any other client related or prospect-related information not available in the public domain.
Article 7
Claim and Review Procedures
     7.1 Claim Procedure. The Company shall notify the Employee or Beneficiary (“claimant”) in writing within 90 days of his or her written application for benefits of his eligibility or non-eligibility for benefits under the Agreement. If the Company determines, that a claimant is not eligible for benefits or full benefits, the notice shall set forth (1) the specific reasons for such denial, (2) a specific reference to the provisions of the Agreement on which the denial is based, (3) a description of any additional information or material necessary for the claimant to perfect his or her claim, and a description of why it is needed, and (4) an explanation of the Agreement’s claims review procedure and other appropriate information as to the steps to be taken if the claimant wishes to have the claim reviewed. If the Company determines that there are special circumstances requiring additional time to make a decision, the Company shall notify the claimant of the special circumstances and the date by which a decision is expected to be made, and may extend the time for up to an additional ninety-day period.

     7.2 Review Procedure. If a claimant is determined by the Company to be ineligible for benefits, or if the claimant believes that he or she is entitled to greater or different benefits, the claimant shall have the opportunity to have such claim reviewed by the Company by filing a petition for review with the Company within 60 days after receipt of the notice issued by the Company. Said petition shall state the specific reasons, which the claimant believes, entitles him or her to benefits or to greater or different benefits. Within 60 days after receipt by the Company of said petition, the Company shall afford the claimant (and counsel, if any) an opportunity to present his or her position to the Company orally or in writing, and the claimant (or counsel) shall have the right to review the pertinent documents. The Company shall notify the claimant of its decision in writing within the 60-day period, stating specifically the basis of its decision written in a manner calculated to be understood by the claimant, and the specific provisions of the Agreement on which the decision is based. If, because of the need for a hearing, the 60-day period is not sufficient, the decision may be deferred for up to another 60-day period at the election of the Company, but notice of this deferral shall be given to the claimant. In the event of the death of a claimant, the same procedure shall be applicable to the claimant’s Beneficiaries.
Article 8
Administration and Finances
     8.1 Administration. The Agreement shall be administered by the Company or its designee. Unless otherwise determined by the Company’s Board of Directors, the Chairman of the Compensation Policy Committee of the Board shall be the person with authority and discretion to act for the Company under this Agreement.
     8.2 Powers of the Company. The Company shall have all powers necessary to administer the Agreement, including, without limitation, powers:
8.2.1 to interpret the provisions of the Agreement;
8.2.2 to establish and revise the method of accounting for the Agreement and to maintain the accounts; and
8.2.3 to establish rules for the administration of the Agreement and to prescribe any forms required to administer the Agreement,
     8.3 Actions of the Company. All determinations, interpretations, rules, and decisions of the Company shall be conclusive and binding upon all persons having or claiming to have any interest or right under the Agreement.
     8.4 Delegation. The Company shall have the power to delegate specific duties and responsibilities to officers, members of the Board, other employees of the Company or other individuals or entities. Any delegation by the Company may allow further delegations by the individual or entity to which the delegation is made. Any delegation may be rescinded by the Company at any time. Each person or entity to whom a duty or responsibility has been delegated shall be responsible for the exercise of such duty or responsibility and shall not be responsible for any act or failure to act of any other person or entity.

     8.5 Reports/Records. The Company and those to whom the Company has delegated duties under the Agreement shall keep records of all their Proceedings and actions and shall maintain books of account, records, and other data as shall be necessary for the proper administration of the Agreement and for compliance with applicable law. Such reports and records shall include the information necessary to provide Employee with an annual statement as described in Section 4.1.1.
     8.6 409A Reporting. The Company or an entity delegated with such authority shall prepare information returns and establish withholding regimens as prescribed under Section 409A of the Code.
     8.7 Finances. The Company shall bear all costs related to this Agreement.
Article 9
Amendments and Termination
     9.1 Amendments. The Company may amend the Agreement, in full or in part, at any time and from time to time, provided that no such amendment shall affect the rights of the Employee or Beneficiary to benefits under the Agreement accrued prior to the date of the amendment.
     9.2 Termination. The Company expects the Agreement to be permanent but necessarily must and hereby does, reserve the right to terminate the Agreement at any time, provided that no such termination shall affect the rights of the Employee or Beneficiary to benefits under the Agreement accrued prior to the date of the amendment. Any termination of this Agreement shall be done in a manner consistent with Section 409A of the Internal Revenue Code. In implementation of the preceding sentence, this means (i) discretionary termination of the Agreement shall only occur upon an event which permits discretionary termination, (ii) limitations on payment of benefits upon termination of the Agreement, and (iii) Company limitations on adopting a new deferred compensation agreement within five years of termination of this Agreement if the new agreement would be aggregated with this Agreement. In the event of termination of this Agreement, such termination shall be timely made and benefits shall be paid out in a manner consistent with Section 409A, Treasury Regulations, and accompanying IRS pronouncements.
     9.3 Nonacceleration of Benefits. No amendment or termination of this Agreement, nor implementation of any provision of the Agreement shall serve to accelerate payment of benefits in a manner inconsistent with Section 409A of the Code, accompanying Treasury Regulations and IRS pronouncements.
Article 10
Miscellaneous
     10.1 No Guaranty of Employment. The adoption and maintenance of the Agreement shall not be deemed to be a contract of employment between the Company and the Employee. Nothing contained herein shall give the Employee the right to be retained in the employ of the Company or to interfere with the right of the Company to discharge the Employee at any time, nor shall it give the Company the right to require the Employee to remain in its employ or to interfere with the Employee’s right to terminate employment at any time.
     10.2 Informal Funding. The Company in its discretion may apply for and procure as owner and for its own benefit insurance on the life of the Employee or other assets as the Company may choose. The Employee shall have no interest whatsoever in any such policy or assets, but at the request of the

Company shall submit to medical examinations and supply such information and execute such documents as may be required by the insurance company or companies to whom the Company has applied for insurance.
The right of the Employee, his Beneficiary or his estate to any benefits under the Agreement shall be solely those of an unsecured creditor of the Company. Any assets acquired by or held by the Company shall not be deemed to be held as security for the performance of the obligations of the Company but shall be, and remain a general, unpledged, and unrestricted asset of the Company.
     10.3 Non-Alienation. No benefit payable at any time under this Agreement shall be subject in any manner to alienation, sale, transfer, assignment pledge, attachment, or encumbrance of any kind.
     10.4 Withholding. Payment of benefits under this Agreement shall be subject to all applicable federal, state and local wage withholding requirements.
     10.5 Applicable Law. The Agreement and a rights hereunder shall be governed by and construed according to the laws of Minnesota, except to the extent such laws are preempted by the laws of the United States of America.
     10.6 Arbitration/Venue. The Company and Employee agree that any dispute regarding the terms of this Agreement, the calculation of any SERP Benefit payable under the Agreement, or any other matter concerning this Agreement will be resolved by final and binding arbitration conducted under the auspices of and rules and regulations established by the American Arbitration Association. The decision of a single arbitrator will be final and binding on all parties. The arbitration hearing will be conducted in the Twin Cities.

POSSIS MEDICAL, INC.,

By	/s/ IRVING R. COLACCI

Title Vice President and General Counsel
The undersigned, being the Secretary of Possis Medical, Inc., certifies that the above constitutes the Agreement as restated effective on the 1st day of August, 2006.

/s/ IRVING R. COLACCI

Secretary